SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
For the month of May 2023
Commission File Number 001-32640

DHT HOLDINGS, INC.
(Exact name of Registrant as specified in its charter)

Clarendon House
2 Church Street, Hamilton HM 11
Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Press Releases

The press release issued by DHT Holdings, Inc. (the “Company”) on May 3, 2023 related to its results for the first quarter of 2023 is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Incorporation by Reference

Exhibit 99.1 to this Report on Form 6-K shall be incorporated by reference into the Company’s registration statements on Form F-3 (file Nos. 333-239430 and 333-270800), initially filed with the Securities and Exchange Commission on June 25, 2020, and March 23, 2023, respectively, as amended, to the extent not superseded by information subsequently filed or furnished (to the extent the Company expressly states that it incorporates such furnished information by reference) by the Company under the Securities Act of 1933 or the Securities Exchange Act of 1934, in each case as amended.

EXHIBIT LIST

Exhibit	Description

99.1	Press Release dated May 3, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DHT Holdings, Inc.
(Registrant)

Date: May 4, 2023	By:	/s/ Laila C. Halvorsen
		Name:	Laila C. Halvorsen
		Title:	Chief Financial Officer